Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at the BofA Securities Virtual Health Care Conference

LAVAL, Quebec, May 6, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will present a corporate overview of the Company on Tuesday, May 12, 2020 at the BofA Securities Virtual Health Care Conference.
Presentation Details:
Event: BofA Securities Virtual Health Care Conference
Date/Time: Tuesday, May 12, 2020 at 1:00 p.m. ET/ 10:00 a.m. PT
A live webcast may be accessed on the Events and Presentations page under the Investors & News section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast and presentation will be available on the Company’s website.
About BELLUS Health
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.
FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
917-828-0414
danny@bellushealth.com

Source: BELLUS Health Inc.